UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                            FORM 12b-25       SEC File Number
                                                  1-12396

                    NOTIFICATION OF LATE FILING


For Period Ended:  December 31, 1998

(Check  one):    Form  10-K X    Form 20-F   Form 11-K   Form 10-Q
                 Form N-SAR


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                         THE BEARD COMPANY
      (Exact name of registrant as specified in its charter)

                    Enterprise Plaza, Suite 320
                            5600 N. May
                  Oklahoma City, Oklahoma   73112
              (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

     The Beard Company (the "Company") utilizes decentralized accounting for the operations of several of the subsidiaries in the consolidated group. As a result of delays in closing the books of accounts for several of those companies more time is needed to prepare complete and accurate consolidated financial statements.

     In addition, the filing process has been delayed by the absence of the Company's chief accounting officer due to an illness in the family.

     The issues could not be resolved in time to meet the required filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Herb Mee, Jr.               405              842-2333
    President - Chief        (Area code)     (Telephone Number)
    Financial Officer
           (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 been filed? If answer is no, identify
report(s).    X  Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    X  Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below explanation.

     The Company anticipates that there will be a significant change in re-sults of operations from the year ended December 31, 1997 to the year ended December 31, 1998. The Company anticipates that its 1998 results of opera-tions will reflect a loss in excess of $3 million, compared to income of $9 million for 1997.

                            SIGNATURES

THE BEARD COMPANY has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                         By:      HERB MEE, JR.
                                  Herb Mee, Jr.
                                 President - Chief Financial
                                   Officer

Date:  March 30, 1999